CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED
2006 JUN 14 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014368

5 June 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	02/06/2006
REG-Catlin Group Limited Director/PDMR Shareholding	26/05/2006

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

Yours faithfully,

Robina Malik
Corporate Counsel

dlw 6/14

Investor Relations

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 26/05/2006

RNS Number:6848D
Catlin Group Limited
26 May 2006

Catlin Group Limited

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSC

This form is intended for use by an issuer to make a RIS notification r by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relatir shares or debentures of the issuer should complete boxes 1 to 16, 23 ar

(2) An issuer making a notification in respect of a derivative relating shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23

(3) An issuer making a notification in respect of options granted to a person discharging managerial responsibilities should complete boxes 1 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrumen relating to the shares of the issuer (other than a debenture) should cc boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

MICHAEL HARPER

4. State whether notification relates to a person connected with a pers discharging managerial responsibilities/director named in 3 and identif connected person

MICHAEL HARPER

5. Indicate whether the notification is in respect of a holding of the referred to in 3 or 4 above or in respect of a non-beneficial interest

MICHAEL HARPER

6. Description of shares (including class), debentures or derivatives c
financial instruments relating to shares

COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number
shares held by each of them

MICHAEL HARPER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to sh
acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class
not be taken into account when calculating percentage)

0.006%

11. Number of shares, debentures or financial instruments relating to s
disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class
not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

430.5 PENCE PER SHARE

14. Date and place of transaction

26TH MAY 2006, LONDON

15. Total holding following notification and total percentage holding f
notification (any treasury shares should not be taken into account wher
calculating percentage)

20,000 0.012%

16. Date issuer informed of transaction

26TH MAY 2006

If a person discharging managerial responsibilities has been granted op
the issuer complete the following boxes

17. Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held follow notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for notification

NICOLA PERERA

Date of notification

26TH MAY 2006

END
RDSBSGDUDUDGGLL

Investor Relations

REG-Catlin Group Limited Holding(s) in Company
Released: 02/06/2006

RNS Number:0247E
Catlin Group Limited
02 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of
of the shareholder named in 2 above or in respect of a non-beneficial i
or in the case of an individual holder if it is a holding of that persc
spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity Interna
Limited and its direct and indirect subsidiaries both being non-benefic
holders

4. Name of the registered holder(s) and, if more than one holder, the r
shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
2,310, 083	FPM	STATE STR BANK AND TR CO LNDON (S)
1,838,592	FPM	NORTHERN TRUST LONDON
1,476,741	FPM	J P MORGAN, BOURNEMOUTH
411,012	FPM	HSBC BANK PLC
75,200	FPM	MELLON BANK
44,500	FPM	BANK OF NEW YORK BRUSSELS
486,300	FMRCO	JP MORGAN CHASE BANK
155,100	FMRCO	BROWN BROTHERS HARRIMAN AND CO
23,946	FMRCO	STATE STREET BANK AND TR CO
6,389,682	FISL	JP MORGAN, BOURNEMOUTH
781,000	FIL	JP MORGAN, BOURNEMOUTH
217,500	FIL	BROWN BROS HARRIMAN LTD LUX
89,500	FIL	HSBC BANK PLC
50,700	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
11,600	FIL	BNP PARIBAS, PARIS
0	FIL	BROWN BROTHERS HARRIMAN AND CO
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
276,200	FII	JP MORGAN, BOURNEMOUTH
14,685,156		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FII"	Fidelity Investments International
"FIJ"	Fidelity Investments Japan
"FIL"	Fidelity International Limited
"FISL"	Fidelity Investment Services Limited
"FMRCO"	Fidelity Management and Research Company
"FPM"	Fidelity Pension Management

5. Number of shares / amount of stock acquired:

N/A

6. Percentage of issued class:

N/A

7. Number of shares / amount of stock disposed:

740,534

8. Percentage of issued class:

0.45%

9. Class of security:

Common shares

10. Date of transaction:

Holdings are as at 30 May 2006. "Shares disposed" is decrease since pre
disclosure

11. Date company informed:

1 June 2006

12. Total holding following this notification:

14,685,156

13. Total percentage holding of issued class following this notificatic

8.97%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for m
this notification:

William Spurgin, Head of Investor Relations

Date of notification: 2 June 2006

END
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